UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

January 13, 2014	Commission File Number: 001-35766

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Fourth Quarter and Fiscal Year 2013

Havant, UK — January 13, 2014 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of data storage technology, today announced results for the fourth fiscal quarter and fiscal year ended November 30, 2013.

Revenues for the fourth quarter were $185.3 million, a decrease of 30.2% compared to revenues of $265.4 million for the same period in the prior year. Revenues for fiscal year 2013 were $814 million, a decrease of 29.7% compared to revenues of $1,159 million for fiscal year 2012. These year over year declines were principally related to the continued reduction in revenue from NetApp with the current program coming to an end in our current quarter as previously announced.

Gross profit margin in the fourth quarter was 22.2%, compared to 14.5% in the same period in the prior year and 20.9% in the prior quarter. Gross profit margin for fiscal year 2013 was 21% compared to 16.9% in the previous year. The increases from last year reflect a favorable variation in customer and product mix in our Enterprise Data Storage Solutions product segment as well as improved margins for newer products in our Capital Equipment segment.

For the fourth quarter of fiscal 2013, GAAP net loss was $21.4 million, or $0.78 per share, compared to a GAAP net loss of $7.9 million, or $0.29 per share, in the same period in the prior year. Non-GAAP net loss was $0.8 million, or $0.03 per share, compared to a non-GAAP net loss of $6.4 million, or $0.24 per share, in the same quarter a year ago(1).

GAAP net loss for fiscal year 2013 was $21.2 million, or $0.77 per share, compared to GAAP net income of $17.7 million, or $0.63 per diluted share, for fiscal year 2012. Non-GAAP net income for fiscal year 2013 decreased to $4.2 million, or $0.15 per diluted share, compared to $24.6 million, or $0.87 per diluted share, for fiscal year 2012.

Included in both the 2013 fiscal fourth quarter and full year GAAP results, but excluded from the non-GAAP results, is a non-cash valuation allowance against the deferred tax asset of $19.2 million. This valuation allowance relates primarily to UK tax losses which have been recorded as a result of certain tax concessions in the UK and the tax structure of the overall Xyratex Ltd group. This valuation allowance does not indicate in itself that the overall Xyratex Ltd group will not be profitable in future fiscal periods.

Today, the company also announced that its Board of Directors has approved a quarterly cash dividend of $0.075 per share, unchanged from the prior quarter. The dividend will be payable on February 17, 2014 to shareholders of record as of the close of business on February 4, 2014. This dividend represents a quarterly payout of approximately $2.1 million in aggregate, or $8.4 million on an annualized basis.

Business Outlook and Conference Call

Given the Company’s announcement on December 23, 2013 that it has entered into a definitive agreement to be acquired by Seagate Technology plc, the Company is not providing an outlook for its fiscal 2014 first quarter and will not be hosting a conference call to discuss its results.

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share exclude (a) amortization of intangible assets, (b) equity compensation expense, (c) the tax effects related to (a) and (b), (d) the tax expense resulting from recording a valuation allowance against the UK deferred tax asset, (e) the tax expense resulting from a reduction in the deferred tax asset caused by a fall in UK tax rates prior to the recording of a valuation allowance and (f) the recognition of a Malaysia deferred tax asset in the first quarter of fiscal 2012. A reconciliation of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flows.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

The company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income (loss) of the change in tax expense that would have been recorded if these items had not been incurred; (d) and (e) the recording of a valuation allowance against the UK deferred tax asset and the impact of the reduction in UK tax rates are non-cash and not comparable across periods or with other companies; and (f) the recognition of the Malaysia deferred tax asset relates to the non-renewal of certain tax incentive arrangements in 2012, is non-recurring and will reverse if the incentive arrangements are renewed

Safe Harbor Statement

This press release contains forward-looking statements. These statements relate to future events or our future financial performance. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to retain major customers and meet the required technical and performance specifications of our products in a timely manner or at all, the cyclical nature of the markets in which we operate, changes in our customers’ volume requirements, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, deterioration in global economic conditions, diminished growth in the volume of digital information, patent infringement claims and our inability to protect our intellectual property and the impact of natural disasters. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry, and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contact:

Vice President of Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: bdriver@xyratex.com

Website: www.xyratex.com

XYRATEX LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Year Ended,
	November 30,	November 30,	November 30,	November 30,
	2013	2012	2013	2012
	(US dollars in thousands, except per share amounts)

Revenues	$185,254	$265,446	$814,318	$1,158,898
Cost of revenues	144,139	226,941	643,237	963,062
Gross profit	41,115	38,505	171,081	195,836

Operating expenses:
Research and development	24,296	26,436	98,101	103,667
Selling, general and administrative	18,333	17,507	69,466	68,432
Restructuring costs	857	4,120	3,672	4,120
Amortization of intangible assets	452	617	2,057	3,154
Total operating expenses	43,938	48,680	173,296	179,373
Operating income (loss)	(2,823)	(10,175)	(2,215)	16,463
Interest income, net	50	176	257	799
Income (loss) before income taxes	(2,773)	(9,999)	(1,958)	17,262
Provision (benefit) for income taxes	18,598	(2,056)	19,253	(398)
Net income (loss)	$(21,371)	$(7,943)	$(21,211)	$17,660

Net earnings (loss) per share:
Basic	$(0.78)	$(0.29)	$(0.77)	$0.64
Diluted	$(0.78)	$(0.29)	$(0.77)	$0.63

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	27,560	27,024	27,463	27,513
Diluted	27,560	27,024	27,463	28,199

Cash dividends declared per share	$0.08	$0.08	$2.30	$0.29

Comprehensive income (loss):
Net income (loss)	$(21,371)	$(7,943)	$(21,211)	$17,660
Unrealized gain (loss) on forward foreign currency contracts	2,746	696	438	1,323
Reclassification of loss (gain) into net income	438	167	822	877

Total comprehensive income (loss)	$(18,187)	$(7,080)	$(19,951)	$19,860

XYRATEX LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30,	November 30,
	2013	2012
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$102,992	$117,174
Accounts receivable, net	90,835	132,917
Inventories	132,227	171,605
Prepaid expenses	3,316	3,134
Deferred income taxes	762	228
Other current assets	11,612	7,121
Total current assets	341,744	432,179
Property, plant and equipment, net	41,595	40,194
Intangible assets, net	14,274	14,975
Deferred income taxes	6,583	23,929
Total assets	$404,196	$511,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$67,061	$82,125
Employee compensation and benefits payable	18,896	17,961
Deferred revenue	4,880	18,521
Income taxes payable	1,649	369
Other accrued liabilities	16,886	17,767
Total current liabilities	109,372	136,743
Long-term debt	—	—
Total liabilities	$109,372	$136,743

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,563 and 27,024 issued and outstanding	$275	$270
Additional paid-in capital	314,465	354,593
Accumulated other comprehensive income	2,123	863
Accumulated income (deficit)	(22,039)	18,808
Total shareholders’ equity	294,824	374,534
Total liabilities and shareholders’ equity	$404,196	$511,277

XYRATEX LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended,
	November 30,	November 30,
	2013	2012
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(21,211)	$17,660
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	15,760	17,936
Amortization of intangible assets	2,057	3,155
Non-cash equity compensation	3,158	6,602
Loss on sale of assets	—	2,297
Deferred income taxes	16,387	(2,541)
Changes in assets and liabilities, net of impact of acquisitions and divestitures:
Accounts receivable	42,082	67,825
Inventories	39,378	(7,425)
Prepaid expenses and other current assets	(3,701)	1,208
Accounts payable	(15,064)	(86,571)
Employee compensation and benefits payable	935	(3,825)
Deferred revenue	(13,641)	10,829
Income taxes payable	1,280	326
Other accrued liabilities	(882)	(1,743)
Net cash provided by operating activities	66,538	25,733

Cash flows from investing activities:
Investments in property, plant and equipment	(17,161)	(15,212)
Payment for acquisition of intangible assets	(1,355)	(3,500)
Net cash used in investing activities	(18,516)	(18,712)

Cash flows from financing activities:
Proceeds from issuance of shares	30	661
Repurchase of shares	—	(13,600)
Dividends to shareholders	(62,234)	(9,538)
Net cash used in financing activities	(62,204)	(22,477)
Change in cash and cash equivalents	(14,182)	(15,456)
Cash and cash equivalents at beginning of period	117,174	132,630
Cash and cash equivalents at end of period	$102,992	$117,174

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Year Ended
	November 30,	November 30,	November 30,	November 30,
	2013	2012	2013	2012
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)

Summary Reconciliation Of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)

GAAP net income (loss)	$(21,371)	$(7,943)	$(21,211)	$17,660

Amortization of intangible assets	452	617	2,057	3,154
Equity compensation	1,260	1,554	3,158	6,602
Tax effect of above non-GAAP adjustments	(342)	(526)	(1,095)	(2,450)
Valuation allowance against UK deferred tax asset	19,225	—	19,225	—
Effect of changes in tax rates	—	(134)	2,104	1,105
Malaysia deferred tax asset recognized	—	—	—	(1,489)

Non-GAAP net income (loss)	$(776)	$(6,432)	$4,238	$24,582

Summary Reconciliation Of Diluted GAAP Earnings (Loss) Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP earnings (loss) per share	$(0.78)	$(0.29)	$(0.77)	$0.63

Amortization of intangible assets	0.02	0.02	0.07	0.11
Equity compensation	0.05	0.06	0.11	0.23
Tax effect of above non-GAAP adjustments	(0.01)	(0.02)	(0.04)	(0.09)
Valuation allowance against UK deferred tax asset	0.70	—	0.70	—
Effect of changes in tax rates	—	(0.00)	0.08	0.04
Malaysia deferred tax asset recognized	—	—	—	(0.05)

Diluted non-GAAP earnings (loss) per share	$(0.03)	$(0.24)	$0.15	$0.87

Segmental Information

Revenues:
Enterprise Data Storage Solutions	$148,323	$200,135	$655,184	$974,043
HDD Capital Equipment	36,931	65,311	159,134	184,855
Total	$185,254	$265,446	$814,318	$1,158,898

Gross profit:
Enterprise Data Storage Solutions	$29,895	$28,487	$122,212	$155,326
HDD Capital Equipment	11,296	10,298	49,093	41,475
Equity compensation	(76)	(280)	(224)	(965)
Total	$41,115	$38,505	$171,081	$195,836

Summary Of Equity Compensation

Cost of revenues	$76	$280	$224	$965
Research and development	329	522	738	2,300
Selling, general and administrative	855	752	2,196	3,337

Total equity compensation	$1,260	$1,554	$3,158	$6,602

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: January 13, 2014	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer